Exhibit 99.2

an Exploration Stage Company

Interim Consolidated Financial Statements

July 31, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity’s auditor.

/s/ Kelly D. Kerr
Kelly D. Kerr
Vice President Finance
and Chief Financial Officer

MegaWest Energy Corp. (an exploration stage company)
Interim Consolidated Balance Sheets
(unaudited)

(in Canadian dollars)	July 31, 2010	April 30, 2010
Assets
Current assets
Cash and cash equivalents	$1,752,002	$152,382
Cash in escrow (note 7 (a))	516,200	-
Restricted cash (note 12)	65,331	64,081
Accounts receivable	239,237	464,314
Prepaid expenses	251,399	111,953
	2,824,169	792,730
Oil and gas assets (note 2)	24,833,788	24,392,196
Administrative assets (note 3)	61,230	81,230
Long-term receivable (note 4)	299,620	312,495
Reclamation deposits (note 6)	146,801	143,047
	$28,165,608	$25,721,698

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$914,519	$756,205
Line of credit (note 5)	320,582	-
Asset retirement obligations (note 6)	253,080	249,550
	1,488,181	1,005,755
Asset retirement obligations (note 6)	573,065	530,153
Convertible notes (note 7)	4,242,340	-
	6,303,586	1,535,908

Shareholders' Equity
Share capital (note 8 (a))	83,605,475	83,605,475
Preferred shares (note 8 (b))	-	2,021,126
Warrants and Preferred B option (note 8 (c))	584,770	500,000
Equity portion of convertible notes (note 7)	652,117	-
Contributed surplus (note 12)	23,060,357	22,706,033
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(85,478,064)	(84,084,211)
	21,862,022	24,185,790
	$28,165,608	$25,721,698

Going concern (note 1)
Subsequent event (note 2 (b))
Contingency and contractual obligation (note 19)

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
(unaudited)

	Three months ended July 31		From Exploration Stage Inception on November 1, 2006 through July 31, 2010
	2010	2009

Interest income	$-	$1,757	$1,137,109
Expenses
Impairment of oil and gas assets	-	-	41,345,891
Exploration	4,975	-	4,975
General and administrative (note 13)	790,679	791,517	20,358,787
Financing costs	-	-	2,466,000
Loss on marketable securities	-	-	2,094,000
Foreign exchange (gain) loss	(138,568)	15,707	1,651,663
Interest and accretion on convertible notes	760	-	271,809
Interest on line of credit	21,463	-	21,463
Depreciation and accretion	38,560	42,399	486,762
	717,869	849,623	68,701,350
Net loss and comprehensive loss for the period	(717,869)	(847,866)	(67,564,241)

Accumulated deficit, beginning of period	(84,646,844)	(79,511,529)	-
Dividends declared (note 8 (b))	(83,264)	-	(306,100)
Deficit adjustment on shareholder transactions (notes 8 (b) and (c))	(592,720)	-	(592,720)
Deficit adjustment on related party acquisitions	-	-	(17,257,043)
Adoption of new accounting standard	-	-	242,040
Accumulated deficit, end of period	$(86,040,697)	$(80,359,395)	$(85,478,064)

Net loss per share
Basic and diluted (note 11)	$(0.01)	$(0.01)

Weighted average shares outstanding
Basic and diluted	133,289,472	133,244,472

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months ended July 31		From Exploration Stage Inception on November 1, 2006 through
	2010	2009	July 31, 2010
Operating activities
Net loss	$(717,869)	$(847,866)	$(67,564,241)
Items not involving cash
Impairment of oil and gas assets	-	-	41,345,891
Stock-based compensation	351,894	63,700	7,339,724
Unrealized foreign exchange (gain) loss	(168,197)	20,097	1,673,959
Interest and accretion on promissory notes	760	-	271,809
Depreciation and accretion	38,560	42,399	486,762
Loss on marketable securities	-	-	2,094,000
Financing costs	-	-	2,466,000
Change in non-cash working capital	124,078	(83,367)	593,613
	(370,774)	(805,037)	(11,292,483)
Financing activities
Proceeds from line of credit	320,582	-	320,582
Proceeds from issuance of convertible notes, net of transaction costs	2,388,266	-	2,388,266
Proceeds from issuance of preferred shares, warrants and options	-	-	2,298,290
Proceeds from issuance of common shares	-	-	53,141,108
Proceeds from exercise of stock options and warrants	-	-	507,373
Notes payable	-	-	(40,000)
Change in non-cash working capital	(483,200)		(483,200)
	2,225,648	-	58,132,419
Investing activities
Expenditures on oil and gas assets, net of pre-commercial oil sales	(408,845)	(109,572)	(37,622,019)
Expenditures on administrative assets	(2,435)	-	(424,843)
Disposition of oil and gas assets	-	-	2,553,400
Acquisitions, net of cash acquired	-	-	(4,591,789)
Long-term accounts receivable	12,875	-	(299,620)
Marketable securities	-	-	(1,851,960)
Change in restricted cash and reclamation deposits	(5,004)	105,299	(212,132)
Change in non-cash working capital	86,867	(25,847)	(514,496)
	(316,542)	(30,120)	(42,963,459)
Change in cash and cash equivalents	1,538,332	(835,157)	3,876,477
Exchange rate fluctuations on cash and cash equivalents	61,288	(125,089)	(2,132,288)
Cash and cash equivalents, beginning of period	152,382	1,766,558	7,813
Cash and cash equivalents, end of period	$1,752,002	$806,312	$1,752,002

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

These unaudited interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and on a basis consistent with the audited April 30, 2010 consolidated financial statements except that certain disclosures have been condensed or omitted.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited April 30, 2010 consolidated financial statements and the notes contained therein.  Because a precise determination of many asses and liabilities is dependent upon future events, the preparation of period financial statements necessarily involves the use of estimates and approximations for which actual results could differ.

1.	Exploration Stage and Going Concern:

MegaWest is an exploration stage company that is developing heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and its activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund operations.

On July 30, 2010, the Company raised US $2.5 million in a financing with a group of its existing shareholders (see note 7). The Company is using its available cash primarily for development activities on its Missouri oil projects and is currently in a position where it expects that it will need to raise additional funds by means of additional equity issuances, debt financing or selling of working interests in order to continue these development activities.

While the outcome of the development activities and additional fund raising efforts cannot be determined at this time, these financial statements are prepared on the basis of a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is significant uncertainty about the ability of the Company to continue to use the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

2.	Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project:

Cost	Missouri (a)	Kentucky(b)	Montana (c)	Texas (d)	Kansas (e)	Other (f)	Total
Balance, April 30, 2010	$18,991,910	$3,266,642	$697,083	$-	$96,112	$1,340,449	$24,392,196
Additions	1,142,386	39,376	-	-	-	59,207	1,240,969
Pre-commercial oil sales, net	(799,377)	-	-	-	-	-	(799,377)
Balance, July 31, 2010	$19,334,919	$3,306,018	$697,083	$-	$96,112	$1,399,656	$24,833,788

During the three months ended June 31, 2010, the Company capitalized $56,777 (July 31, 2009 - $nil) of general and administrative costs and $2,430 (July 31, 2009 - $nil) of stock-based compensation costs, which have been included as part of the project additions.

In conjunction with the Series B Preferred Shares (note 8(c)), Mega Partners 1, LLC (“MP1”) obtained certain rights to acquire additional property interests as follows:

•
For a period which is the latter of the Series B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of the Series B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

(a)	Missouri

Effective July 1, 2010, MegaWest reacquired a 10% working interest in the Company’s Marmaton River and Grassy Creek projects in exchange for a 2.75% gross overriding royalty (“GOR”) interest on the projects. Following this acquisition, MegaWest has a 100% working interest in both projects. At July 31, 2010, the Company had an average 100% working interest in approximately 38,119 unproved net mineral acres of oil and gas leases. Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

The Missouri projects have operated in a pre-commercial stage.  During the three months ended July 31, 2010, $799,377 of oil sales, net of royalties, have been recorded against the costs (cumulative oil sales, net of royalties, recorded against the costs from fiscal 2007 to July 31, 2010 - $2,860,665).

(b)	Kentucky

The Company has a 37.5% working interest in the shallow rights and an additional 37.5% working interest in the deep rights in certain oil and gas leases totaling approximately 29,147 unproved net mineral acres (10,930 company net acres).

Pursuant to an amending agreement effective March 1, 2009, the Company reduced its working interest in the shallow rights from 62.5% to 37.5%, transferred operatorship of the leases and prepaid lease rentals through April 30, 2011 in exchange for extinguishment of US$10.1 million work commitment.

On September 21, 2010, the Company and its 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”). MegaWest has a 37.5% working interest in the property.

On or before January 5, 2011, the Farmee is to spud the first of a four well initial test program to test the commercial productivity of the Big Clifty Formation. All wells are to be completed and tested or plugged within 45 days of spud date. In respect of each initial well drilled and tested by the Farmee, Farmee will earn an assignment of Farmor’s 100% working interest in 25 contiguous acres around such well. Upon termination of the testing of the initial wells, the Farmee will have the option to nominate a 640 acre block of additional lands to be earned by further drilling. Upon selecting the 640 acre additional land block, the Farmee has the ability to earn up to an 82% net revenue interest by drilling a minimum of 24 Big Clifty test wells. If multi-lateral horizontal wells are drilled, each multi-lateral well will equate to a maximum of three vertical wells with Farmee retaining an overriding royalty of between 1% and 5.5%. Farmee will retain the right to participate for a 10% working interest reducing the Farmor’s working interest to 90%.

Pursuant to this agreement, the Farmee will reimburse the Farmor for any lease rentals paid during the period that the Farmee has a right to earn in the lands. In addition, the Farmee will make a cash payment of $25/acre to the Farmor for each acre assigned to it under the agreement.

(c)	Montana

The Montana leases include an average 55.3% working interest in 15,688 unproved net mineral acres in Montana covering three prospects, Teton and Devils Basin.  At Teton (14,513 net mineral acres), the Company has a 53.7% working interest (7,793 company net acres).

(d)	Texas

The Company is a co-owner in the Trinity Sands Project covering 34,000 unproved net mineral acres in Texas.  The Company has an average 39.8% working interest in 29,516 unproved mineral net acres (11,751 company net acres) in Texas comprised of a 50% working interest in 17,489 net mineral acres and 25% working interest in the remaining 12,027 net mineral acres.  As the Company has no plans to continue exploration on these lands, all accumulated costs were written off as impaired in previous years.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

(e)	Kansas

The Chetopa project consists of a 100% interest in two oil and gas leases covering 385 net mineral acres located two miles south of Chetopa, Kansas.  The project was suspended in fiscal 2009.  The carrying value of the Chetopa project represent the estimated salvage value of the equipment.

(f)	Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.

3.	Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

	Cost	Accumulated Depreciation	Net Book Value
Balance, April 30, 2010	$278,127	$196,897	$81,230
Additions	2,435	22,435	(20,000)
Balance, July 31, 2010	$280,562	$219,332	$61,230

4.	Long-term Receivable:

The $299,620 (April 30, 2010 - $312,495) long-term receivable is related to capital and operating costs owing from a joint venture partner on the Company’s Marmaton River and Grassy Creek projects in Missouri. In July 2010, the Company and the joint venture partner entered into an arrangement whereby the Company acquired the partner’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010 (note 2 (a)).  Under this arrangement, the Company will recover the balance owing from 50% of the gross overriding royalty payments to the partner. During the time the receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S bank prime rate plus 3%.

5.	Natural Gas Purchase Line of Credit Agreement:

On April 29, 2010, the Company entered into a natural gas purchase line of credit agreement with a private lender for a line of credit for the sole purpose of buying natural gas to fuel the Company’s steam generators on its Marmaton River and Grassy Creek steam flood heavy oil projects.   The credit facility is available up to a maximum of US$1.0 million at a fixed interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, the Company has signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain properties owned by the Company in the State of Missouri.   The credit agreement can be terminated by the Company upon 30 days notice.

As at July 31, 2010, the Company had drawn $320,582 (US$310,522) on the credit facility. As of October 6, 2010, there were no amounts drawn on the credit facility.

6.	Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of such payments.  The present value of this obligation has been projected using estimates of the future costs denominated in US dollars.  The Company estimated the present value of its asset retirement obligations at July 31, 2010 based on a future undiscounted liability of $1,221,921 (US$1,188,292).  These costs are expected to be incurred within one to fifteen years.  A credit-adjusted risk-free discount rate of 10% and an inflation rate of 2% were used to calculate the present value.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

Changes to the asset retirement obligation were as follows:

Balance, April 30, 2010	$779,703
Additions	30,317
Accretion	16,125
Balance, July 31, 2010	826,145
Current portion for cash flows expected to be incurred within one year	(253,080)
Long-term portion	$573,065

As at July 31, 2010, the Company has $146,801 (April 30, 2010 - $143,047) of cash deposits with authorities to secure certain abandonment liabilities in Missouri.

7.	Convertible Notes:

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding.  The transactions consist of the issuance of US $2.5 million in senior secured convertible notes, the conversion of the Company’s issued Preferred A Shares into junior secured convertible notes and the reacquisition by MegaWest of a 10% working interest in the Marmaton River and Grassy Creek projects (note 2 (a)) in exchange for a 2.75% overriding royalty interest on the same properties.

(a)	Senior Secured Convertible Notes

On July 30, 2010, the Company issued US$2.5 million principal amount of senior secured convertible notes (the “Senior Notes”).  The Senior Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  The Senior Notes mature on January 30, 2012 and are convertible at any time at the holder’s option at a conversion price of $0.05 per common share.  The Senior Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if the underlying shares are freely tradable and common shares of the Company trade at or above $0.25 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US$75,000 per day for the same period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days notice of cash redemption at which time the Investors may elect to receive the redemption in common shares at the conversion price.

The Senior Notes are senior secured obligations of the Company secured against the Company’s oil and gas assets in the state of Missouri.

In addition, one warrant (“Senior Warrants”) has been issued to the Senior Note holders for each $0.05 principal amount of the Senior Notes for a total of 50,000,000 Senior Warrants.  The Senior Warrants are exercisable at $0.05 per share until July 29, 2013.

The liability component of the Senior Notes was recorded at $2,319,910 representing the fair value of the obligation, net of the fair value of the conversion feature of $60,137, the fair value of the Senior Warrants of $73,500 and transaction costs of $128,690.  The fair value of the liability component was determined based on the present value of expected future cash flows.  The residual value was bifurcated between the  conversion feature and Senior Warrants based on their pro-rata portion of fair values estimated using the Black-Scholes pricing model based on a risk free rate of 1.63%, expected volatility of 171% and an expected life of 18 months to 3 years.

As at July 31, 2010, $516,200 (US$500,000) of the Senior Note proceeds were held in an escrow account.  Funds may be released from escrow according to operations related use of proceeds approved by the Company’s board of directors in conjunction with representatives of the Senior Note holders.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

(b)	Junior Secured Convertible Notes

On July 30, 2010, the Company converted 22,000 Preferred A Shares plus US$301,069 of accumulated dividends (note 8(b)) into US$2,501,069 of junior secured convertible notes (the “Junior Notes”).  The Junior Notes pay interest quarterly at an annual rate of 5% in cash or 7.5% in additional Junior Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  The Junior Notes mature on July 30, 2013 and are convertible at any time at the holder’s option at a conversion price of $0.05 per common share.  The Junior Notes are redeemable in cash at any time at the Company’s option or convertible at the Company’s option or convertible into common shares at the Company’s option provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.   In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days notice of cash redemption at which time the Investors may elect to receive the redemption in common shares at the conversion price.

The Junior Notes are secured by the same assets as the Senior Notes, but rank behind the Senior Notes in priority.

The liability component of the Junior Notes was recorded at $1,922,430 representing the fair value of the obligation, net of the conversion feature of $591,980 and transaction costs of $69,294.   The fair value of the liability component was determined based on the present value of expected future cash flows.  The residual value was ascribed to the conversion feature.

The following table details the continuity of convertible notes for the period ended July 31, 2010:

	Face Value	Liability Component	Equity Component	Senior Warrants
Issued, July 30, 2010	$5,173,605	$4,447,988	$652,117	$73,500
Transaction costs	-	(197,984)	-	-
Interest and accretion	-	760	-	-
Foreign exchange gain	-	(8,424)	-	-
Balance, July 31, 2010	$5,173,605	4,242,340	$652,117	$73,500

The following table details the Senior Notes and Junior Notes outstanding as at July 31, 2010:

	Face Value	Liability Component	Equity Component	Senior Warrants
Senior Notes	$2,586,250	$2,319,910	$60,137	$73,500
Junior Notes	2,587,355	1,922,430	591,980
Balance, July 31, 2010	$5,173,605	$4,242,340	$652,117	$73,500

(c)	Additional features

Preferred B Option

The expiry date for the Preferred B Option period was extended from November 24, 2010 to May 24, 2011 (note 8(b)). The $11,270 value of the extension has been recorded as a direct charge to accumulated deficit and was estimated using the Black-Scholes pricing model based on a risk free rate of 2.23%, expected volatility of 152% and a 9 month period.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

Share Consolidation

As part of the financing, the investors and the Company have agreed that the Company will endeavor to effect a share consolidation on the basis of one new common share for a minimum of five existing common shares at the next Annual and Special Meeting.

Anti Dilution

The investors in the Senior Notes and the Junior Notes shall be extended full anti-dilution protection on all convertible securities including notes and warrants. Following an anticipated five for one share consolidation, the anti-dilution protection shall have a floor of US$0.10 per common share until July 29, 2013.

Right of Participation

Until July 29, 2011, while either the Senior Notes or the Junior Notes remain outstanding, the investors shall have a right to 100% participation in future financings of the Company subject to a 15-day notice period. While the Senior Notes and the Junior Notes remain outstanding, investors shall have a pro-rata right of participation in all future financings based on the amounts invested by the investors.

8.	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a)	Issued Common Shares:

	Number	Amount
Balance, April 30, 2010 and July 31, 2010	133,289,472	$83,605,475

(b)	Preferred A Shares:

	Number	Amount
Issued	22,000	$2,379,740
Preferred A Warrants and Preferred B Option (note 8(c))	-	(500,000)
Dividends	-	222,836
Issue costs	-	(81,450)
Outstanding, April 30, 2010	22,000	$2,021,126
Dividends	-	83,264
Foreign exchange	-	(98,485)
Outstanding, July 30, 2010	22,000	2,005,905
Deficit adjustment on shareholder transaction	-	581,450
Exchanged (note 7(b))	(22,000)	(2,587,355)
Outstanding, July 31, 2010	-	$-

Preferred A Shares

On August 28, 2009, the Company issued 22,000 Series A convertible preferred shares (the “Preferred A Shares”), with a stated value of US$100 for gross proceeds of $2,379,740 (US$2,200,000) and convertible into common shares at US$0.07 per common share.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

On July 30, 2010, the Company exchanged 22,000 Preferred A Shares and US$301,069 of accumulated dividends for $2,587,355 (US$2,501,069) of Junior Notes (see note 7 (b)) through a transaction with existing shareholders.  In conjunction with the exchange, the Company recognized a $581,450 deficit adjustment representing the difference between the $2,005,905 carrying value of preferred shares and the $2,587,355 fair value of the convertible note on the exchange date.

Preferred A Shares carried a cumulative quarterly dividend at 5% payable in cash or, at the Company’s discretion, at 7.5% payable in additional Preferred A Shares.  As at July 30, 2010, the Company had declared a total of $306,100 (US$301,069) (April 30, 2010 - $222,836 (US$ 221,507)) of accumulated dividends.  Dividends were calculated at a 15% rate pursuant to the Preferred Share Subscription Agreement because the Company was in default on paying dividends as they came due on a quarterly basis.

(c)	Warrants and Preferred B Option:

	Preferred A Warrants		Preferred B Option		Senior Warrants		Total
	Number	Amount	Number	Amount	Number	Amount	Amount
Outstanding, April 30, 2010	15,400,000	$350,000	-	$150,000	-	$-	$500,000
Senior Warrants (note 7(a))	-	-	-	-	50,000,000	73,500	73,500
Preferred B Option extension (note 7 (c))	-	-	-	11,270	-	-	11,270
Outstanding, July 31, 2010	15,400,000	$350,000	-	$161,270	50,000,000	$73,500	$584,770

Preferred A Warrants

In conjunction with the Preferred A Shares issuance, the Company issued 15,400,000 warrants (the “Preferred A Warrants”) to the Series A investors. Each Preferred A Warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to Preferred A Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.  All of the Preferred A Warrants are outstanding as at July 31, 2010 and the Company has no effective registration statement in effect related to the Preferred A Warrant shares.

Preferred B Option

Junior Note holders have an option (the “Preferred B Option”) to purchase up to 20,000 Series B convertible preferred shares for a stated value of $100 each until November 24, 2010, convertible at US$0.10 per common share.

In conjunction with the Senior Note financing, the Preferred B Option period was extended to May 24, 2011 (note 7(c)).  The $11,270 value of the extension was recognized as a deficit adjustment related to a shareholder transaction.

After 12 months from the date of issue, the Company may force the conversion of the Series B preferred shares provided: i) production from the Deerfield area is 3,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. Should Series B preferred shares having stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the board of directors of the Company.  As at July 31, 2010 conditions for forced conversion have not been met.

In conjunction with the exercise of the Preferred B Option, the Company will issue up to 10,000,000 warrants. Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

9.	Consulting Warrants:

In conjunction with the financing described in note 7, the Company engaged a consultant and issued 3,600,000 warrants.  The warrants are exercisable at $0.05 and expire on July 30, 2013.     The fair value of the warrants was estimated to be $254,124 using the Black-Scholes pricing model based on a risk free rate of 1.63%, expected volatility of 171% and an expected life of 3 years.

All of the warrants are outstanding at July 31, 2010.

10.	Stock Options:

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for US employees (the “2007 plan”).  The number of shares reserved for issuance in aggregate under both plans was limited to 20% of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options:
	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2010	10,698,000	$	US 0.30
Forfeited	(1,900,000)	$	US 0.32
Outstanding, July 31, 2010	8,798,000	$	US 0.30

The following table summarizes information about the options outstanding and exercisable at July 31, 2010:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
US$0.10 - $0.18	5,711,500	2.2 years	US $0.15	1,139,750	US $0.13
US$0.45 - $0.62	2,586,500	1.0 years	US $0.49	2,336,500	US $0.49
US$1.00	500,000	1.8 years	US $1.00	500,000	US $1.00
	8,798,000	1.8 years	US $0.30	3,976,250	US $0.45

11.	Per Share Amounts:

There is no change between the basic and diluted per share amounts as the effects of Preferred A Shares, Preferred A Warrants and Preferred B Option as well as stock options and common share purchase warrants are anti-dilutive.

12.	Contributed Surplus:

Balance, April 30, 2010	$22,706,033
Stock-based compensation expense	100,200
Consulting warrants (note 9)	254,124
Balance, July 31, 2010	$23,060,357

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

13.	General and Administrative Expenses:

General and administrative expenses for the three months ended July 31, 2010 and 2009 and from exploration stage inception on November 1, 2006 to July 31, 2010 are as follows:
	For the three months ended July 31		From Exploration Stage Inception on November 1, 2006 through
	2010	2009	July 31, 2010
Stock-based compensation:
Stock options	$100,200	$63,700	$4,319,278
Shares issued for services	-	-	1,898,462
Consulting warrants	254,124	-	1,854,924
Less: capitalized portion	(2,430)	-	(732,940)
	351,894	63,700	7,339,724

Salaries and benefits	280,803	317,303	8,602,649
Professional fees	119,707	116,881	2,060,290
Investor relations	27,710	-	1,018,604
Office and administration	51,781	291,793	3,512,240
Information technology	15,561	1,840	482,821
Less: capitalized portion	(56,777)	-	(2,657,541)
	438,785	727,817	13,019,063
	$790,679	$791,517	$20,358,787

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

14.	Supplemental Cash Flow Information:
	For the three months ended July 31		From Exploration Stage Inception on November 1, 2006 through
	2010	2009	July 31, 2010
Non-Cash investing activities
Common shares issued for properties	$-	$-	$12,092,428
Exchange shares issued for properties	-	-	9,660,497
Warrants granted for properties	-	-	45,707
Incentive warrants vested on property acquisition	-	-	18,183,081
Capitalized stock-based compensation	-	-	732,940

Non-Cash financing activities
Common shares issued on debt settlement	-	-	165,700
Common shares issued on cashless exercise of options and warrants	-	-	8,146,444
Common shares issued for services	-	-	1,898,462
Common shares issued on conversion of exchange shares	-	-	9,556,567
Common shares issued on conversion of promissory notes	-	-	2,003,541
Cash interest paid (received)	21,463	(1,757)	(1,115,646)
Cash taxes paid	-	-	-

	July 31, 2010	April 30, 2010

Cash and cash equivalents	$1,752,002	$152,382
Cash in escrow (note 7(a))	516,200	-
Restricted cash	65,331	64,081
	$2,333,533	$216,463

Total restricted cash of $65,331(April 30, 2010 - $64,081) consists of deposits made to secure a letter of credit and corporate credit cards.

15.	Related Party Transactions:

All related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount agreed upon by the transacting parties.  Except as disclosed elsewhere in these financial statements, the Company had the following related party transaction:

During the three months ended July 31, 2010, the Company paid $89,223 (2009 - $6,014) in professional fees to a law firm in which the Corporate Secretary of the Company is a partner, of which $88,882 is included in convertible note transaction costs and $341 is included in general and administrative expenses.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

16.	Financial Instruments:

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  This note provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  As at July 31, 2010, the maximum credit exposure is the carrying amount of accounts receivable of $239,237 and the long-term receivable of $299,620 (April 30, 2010 - accounts receivable of $464,314 and the long-term receivable of $312,495).  The majority of the Company’s cash and cash equivalents are held in Canadian bank deposit accounts.  Accordingly, the Company views credit risk on cash and cash equivalents as minimal.

There is a risk that the long term receivable will not be realized if the Company’s Marmaton and Grassy properties do not produce any oil and thereby result in no gross overriding royalties from which the Company would recover the receivable (see note 4).

The Company did not provide for any doubtful accounts nor was it required to write-off any receivables during the three months ended July 31, 2010.  The Company would only choose to write-off a receivable balance (as opposed to providing an allowance) after all reasonable avenues of collection had been exhausted.

As at July 31, 2010, the Company considers its accounts receivable to be aged as follows:
Not past due	$191,237
Past due by more than 90 days	48,000
$239,237

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities, line of credit and convertible notes.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on projects to manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in US dollars.  In addition, a significant portion of the Company's operating activities are conducted in US dollars.

A 1% change in foreign exchange rates between the US and Canadian dollars would have resulted in approximately $1,300 change in the net loss for the three months ended July 31, 2010 (2009 - $300).

There are no exchange rate contracts in place.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  Interest earned on cash and cash equivalents is at nominal rates and therefore, the Company does not consider interest rate risk to be significant.  Interest rate risk on the long-term receivable is not considered significant.  Interest on the line of credit and convertible notes are at fixed rates.

There are no interest rate swaps or financial contracts in place.

Fair Value

The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy is as follows:

•	Level 1 - quoted prices in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 - inputs for the asset or liability that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. Cash and cash equivalents, restricted cash and cash in escrow are valued at level 1, the liability component of convertible notes are valued at level 3.   At July 31, 2010, the Company does not hold any other financial instruments subject to valuation through the hierarchy.

At July 31, 2010, the fair value of the Company's financial instruments, including cash and cash equivalents, restricted cash, cash in escrow, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.  The fair value of the line of credit approximates its carrying value due to the short period of time the Company had amounts drawn on the facility.  The convertible notes are reported at amortized costs using the effective interest rate method which approximates fair value.

17.	Capital Management:

The Company’s objective is to have a sufficient working capital to maintain financial flexibility and to sustain the future development of the business.  In order to maintain financial flexibility, the Company may from time to time issue shares and adjust its capital spending to manage current and projected capital levels.  To assess its financial strength, the Company continually monitors its working capital, which is calculated as follows:

	July 31, 2010	April 30, 2010
Current assets, excluding cash in escrow and restricted cash	$2,242,638	$728,649
Current liabilities	1,488,181	1,005,755
Working capital (deficiency)	$754,457	$(277,106)

The Company monitors its forecasted working capital on a monthly basis.  The Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the board of directors.

The Company’s share capital is not subject to external restrictions.  There were no changes to the Company’s approach to capital management during the period.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

18.	Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.
	Three months ended July 31, 2010
	Canada	USA	Consolidated
Interest income	$-	$-	$-
Expenses	711,949	5,920	717,869
Loss and comprehensive loss for the period	(711,949)	(5,920)	(717,869)

Oil and gas assets	1,399,656	23,434,132	24,833,788
Administrative assets	47,053	14,177	61,230

Oil and gas asset additions, net of pre-commercial sales	59,207	382,385	441,592

	Three months ended July 31, 2009
	Canada	USA	Consolidated
Interest income	$1,757	$-	$1,757
Expenses	822,211	27,412	849,623
Loss and comprehensive loss for the period	(820,454)	(27,412)	(847,866)

Oil and gas assets	1,827,047	23,087,627	24,914,674
Administrative assets	206,088	-	206,088

Oil and gas asset additions, net ofpre-commercial sales	-	109,571	109,571

19.	Contingency and Contractual Obligation:

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended July 31, 2010
(in Canadian dollars unless otherwise indicated)

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,098 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $108,685. The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,510,187 which otherwise would have been due as follows:

Year Ended April 30
2011	$447,714
2012	447,714
2013	447,714
2014	167,674
Thereafter	-
Total	$1,510,816

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)	Severance Obligation:

At July 31, 2010 pursuant to employment agreements with three senior officers, the Company is obligated to pay up to $578,000 under certain events around employment termination.